As filed with the Securities and Exchange Commission on May 17, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Encore Capital Group, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	48-1090909
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
5775 Roscoe Court
San Diego, California 92123
(877) 445-4581
(Address, including zip code and telephone number,
including area code, of registrant’s principal executive offices)

Carl C. Gregory, III

President and Chief Executive Officer
Encore Capital Group, Inc.
5775 Roscoe Court
San Diego, California 92123
(877) 445-4581
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Steven D. Pidgeon, Esq.

John W. Dorris, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6000

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 464(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Share	Offering Price	Registration Fee

Common Stock, $.01 par value	3,054,007(1)	$16.125(2)	$49,245,862.87(2)	$6,239.45

(1)	This Registration Statement shall also cover any additional shares of Common Stock that become issuable in connection with the shares registered hereby by reasons of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of the Company’s outstanding shares of Common Stock.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c), based on the average high and low prices of the common stock on May 11, 2004, as reported by the Nasdaq National Market.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 17, 2004

PROSPECTUS

Encore Capital Group, Inc.

3,054,007 Shares

Common Stock

      This prospectus relates to the sale of up to 3,054,007 shares of our common stock. All of the shares covered by this prospectus, when and if they are sold, will be sold by the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders” or their transferees.

      Our common stock is publicly traded on the Nasdaq National Market (“Nasdaq”) under the symbol “ECPG”. On May 11, 2004, the last reported sale price for the common stock on the Nasdaq National Market was $16.25 per share.

      The selling stockholders will receive all the proceeds from any sales of the shares of common stock offered by this prospectus. We will receive payments for certain option exercises by selling stockholders. We will not receive any of the proceeds from the sale of these shares.

      The selling stockholders may from time to time offer and sell their respective shares of common stock, in the same offering or in separate offerings, to or through underwriters, dealers and agents or directly to purchasers. Any underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of shares for whom they may act as agent. The names of any underwriters or agents involved in the sale of their common stock and their compensation will be described in an accompanying prospectus supplement. See “Plan of Distribution.”

       Investing in our common stock involves risks. See “Risk Factors” beginning at page 2.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission using a shelf registration process. Under this process, the selling stockholders may offer and sell from time to time up to an aggregate of 3,054,007 shares of our common stock.

      This prospectus describes our common stock and the general manner in which the selling stockholders will offer our common stock. Each time shares of common stock are sold, we will, if required, provide a supplemental prospectus that describes the specific manner in which they may be offered. The prospectus supplement may add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read the prospectus supplement and this prospectus, along with the documents incorporated by reference and described under the heading “Incorporation of Certain Documents by Reference”, before making your investment decision.

THE COMPANY

      This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully. You should also carefully read the documents that are identified under the heading “Incorporation of Certain Documents by Reference” near the end of this prospectus.

Encore Capital Group, Inc.

      We are a systems-driven purchaser and manager of charged-off consumer receivables portfolios. We acquire these portfolios at deep discounts from their face values using our proprietary valuation process that is based on the consumer attributes of the underlying accounts. Based upon our ongoing analysis of these accounts, we employ a dynamic mix of collection strategies to maximize our return on investment.

      We purchase discrete pools of consumer receivables directly from credit card originators and other lenders, as well as from a variety of resellers. We have established certain relationships that allow us to purchase portfolios directly through negotiated transactions, and we participate in the auction-style purchase processes that typify our industry. In addition, we enter into “forward flow” arrangements in which we agree to buy receivables that meet agreed upon parameters over the course of the contract term. Since mid-2000, we have purchased pools of consumer receivables from 35 credit originators and resellers.

      We evaluate each portfolio for purchase using our proprietary valuation and underwriting processes developed by our in-house team of statisticians. Unlike many of our competitors which we believe often base their purchase decisions primarily on numerous aggregated portfolio-level factors, including the lender/originator, the type of receivables to be purchased, or the number of collection agencies the accounts have been placed with previously, we base our purchase decisions primarily on our analysis of the specific accounts included in a portfolio. Based upon this analysis, we determine a value for each account, which we aggregate to produce a valuation of the entire portfolio. We believe this capability allows us to perform more accurate valuations of receivables portfolios. In addition, we have successfully applied this methodology to other types of consumer receivables.

The Offering

Common Stock offered by the selling stockholders	3,054,007 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares in this offering. We will receive payments for option exercises by certain selling stockholders, estimated at approximately $0.5 million, assuming that each such selling stockholder exercises all options held by them with respect to shares covered by this prospectus.

Nasdaq National Market symbol	ECPG

Principal Office Address and Telephone Number	Encore Capital Group, Inc. 5775 Roscoe Court San Diego, California 92123 (877) 445-4581

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations, or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related To Our Business

Our quarterly operating results may fluctuate and cause our stock price to decrease.

      Because of the nature of our business, our quarterly operating results may fluctuate in the future, which may adversely affect the market price of our common stock. The reasons our results may fluctuate include:

•	the timing and amount of recoveries on our receivables portfolios, including the effects of seasonality;

•	any charge to earnings resulting from an impairment in the carrying value of our receivables portfolios or in the carrying value of our retained interest;

•	increases in operating expenses associated with the growth of our operations; and

•	our inability to obtain credit to finance our purchases or receivables portfolios on favorable terms.

We may not be able to purchase receivables at sufficiently favorable prices or terms for us to be successful.

      Our long-term success depends upon the continued availability of receivables for purchase on a cost-effective basis. The availability of receivables portfolios at favorable prices and on favorable terms depends on a number of factors, including:

•	the continuation of the current growth and charge-off trends in consumer debt and sales of receivables portfolios by originating institutions;

•	our ability to develop and maintain long-term relationships with key major credit originators;

•	our ability to obtain adequate data from credit originators or portfolio resellers to appropriately evaluate the collectibility of, and estimate the value of, portfolios; and

•	competitive factors affecting potential purchasers and sellers of receivables.

      To operate profitably over the long term, we must continually purchase and collect on a sufficient volume of receivables to generate cash collections and the related revenues that exceed our costs.

We rely on our forward flow purchase arrangements and a significant seller to provide sufficient quantities of receivables for our purchase.

      We depend on a combination of individual portfolio purchases and forward-flow purchase agreements to provide the raw material (charged off receivables) for our collections. Our current forward-flow contracts are terminable by either us or the seller of the receivables on 60 days notice without penalty. There can be no assurance that we will be able to maintain or replace such agreements. In addition, one seller has historically accounted for more than thirty percent of the charged-off receivables we have purchased since 2001. There can be no assurance that this significant seller will continue to sell charged-off receivables to us on terms and in quantities acceptable to us, or that we would be able to replace such purchases with purchases from other sellers. In either case, we would be forced to seek alternative sources of charged off receivables, which could take time, be of lower quality, cost more, or any combination of these factors, any of which could adversely affect our financial performance.

We may not be able to collect sufficient amounts on our receivables portfolios to recover our costs and fund our operations.

      We acquire and service receivables that the obligors have failed to pay and the sellers have deemed uncollectible and written off. The originating institutions generally make numerous attempts to recover on their non-performing receivables, often using a combination of their in-house collection and legal departments as well as third party collection agencies. These receivables are difficult to collect and we may not be successful in collecting amounts sufficient to cover the costs associated with purchasing the receivables and funding our operations.

      In addition, our ability to recover on our receivables and produce sufficient returns can be negatively impacted by the quality of the purchased receivables, as well as economic and other conditions outside of our control. Certain receivables we purchase fail to comply with certain terms of the purchase agreements under which they were acquired. Although we seek to return these receivables to the sellers and recover our cost, we are not always successful. We cannot guarantee that such sellers will be able to meet their payment obligations to us. Yields may also be affected by general economic conditions and other events not in our control.

The statistical model we use to project remaining cash flows from our receivables portfolios may prove to be inaccurate, which could result in reduced revenues if we do not achieve the collections forecasted by our model.

      We recently implemented our internally developed Unified Collection Score (UCS) model to project the remaining cash flows from our receivables portfolios. Our UCS model considers known data about our customers’ accounts, including, among other things, our collection experience and changes in external customer factors, in addition to all data known when we acquired the accounts. Our use of the UCS model has resulted in an increase in revenues due to upward aggregate adjustments to our projected collections. There can be no assurance, however, that we will be able to achieve the collections forecasted by our UCS model. If we are not able to achieve these levels of collection, our revenues will be reduced, which could result in a reduction of our earnings.

Our industry is highly competitive, and we may be unable to continue to successfully compete with businesses that may have greater resources than we have.

      We face competition from a wide range of collection companies and financial services companies which may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs and more established relationships in our industry than we currently have. We also compete with traditional contingency collection agencies and in-house recovery departments. Competitive pressures adversely affect the availability and pricing of charged-off receivables portfolios, as well as the availability and cost of qualified recovery personnel. As there are few significant barriers to entry for new purchasers of charged-off receivables portfolios, we cannot assure you that additional competitors with greater resources than ours will not enter our market. If we are unable to develop and expand our business or adapt to changing market needs as well as our current or future competitors are able to do, we may experience reduced access to charged-off receivables portfolios at appropriate prices and reduced profitability.

      Moreover, we cannot assure you that we will be able to continue to offer competitive bids for charged-off receivable portfolios. We face bidding competition in our acquisition of charged-off receivable portfolios. In our industry, successful bids generally are awarded on a combination of price, service, and relationships with the debt sellers. Some of our current and future competitors may have more effective pricing and collection models, greater adaptability to changing market needs, and more established relationships in our industry. They may also pay prices for portfolios that we determine are not reasonable. There can be no assurance that we will continue to offer competitive bids for charged-off consumer receivables portfolios. In addition, there continues to be consolidation of issuers of credit cards, which have been a principal source of receivable purchases. This consolidation has limited the number of sellers in the market and has correspondingly given the remaining sellers increasing market strength in the price and terms of the sale of credit card accounts.

Our failure to purchase sufficient quantities of receivables portfolios may necessitate workforce reductions, which may harm our business.

      Because fixed costs, such as certain personnel salaries and lease or other facilities costs, constitute a significant portion of our overhead, if we do not continually augment the receivables portfolios we service with additional receivables portfolios or collect sufficient amounts on receivables owned or serviced by us, we may be required to reduce the number of employees in our collection operations. These practices could lead to:

•	lower employee morale, higher employee attrition rates, fewer experienced employees and higher recruiting and training costs;

•	disruptions in our operations and loss of efficiency in collection functions; and

•	excess costs associated with unused space in collection facilities.

High financing costs currently have an adverse effect on our earnings.

      In December 2000, we entered into a $75.0 million Secured Financing Facility to fund portfolio purchases. It provides the lender with interest at a stated rate plus participation in the profits from acquired portfolios. The effective borrowing rate under this facility was 58.3% for the year ended December 31, 2003, and 110.6% for the quarter ended March 31, 2004. The facility extends to December 31, 2004 and we cannot terminate it without the lender’s approval. Pursuant to an agreement with this lender, we are required to offer this lender the opportunity to finance all purchases of credit card receivables portfolios using this facility. Each note has a maturity date not to exceed 27 months after the borrowing date. This facility limits the earning potential for portfolios we own that are or were financed under it by increasing our costs of borrowing. The sharing in residual cash flows continues for the entire economic life of the receivables portfolios financed using this facility, and will extend substantially beyond the expiration date of the Secured Financing Facility, which is December 31, 2004.

We may be unable to meet our future liquidity requirements.

      We depend on both internal and external sources of financing to fund our purchases of receivables portfolios and our operations. Our need for additional financing and capital resources increases dramatically as our business grows. Our inability to obtain financing and capital as needed or on terms acceptable to us would limit our ability to acquire additional receivables portfolios and to operate our business. In particular, we will need to obtain additional financing when our current Secured Financing Facility expires on December 31, 2004. Effective April 29, 2004, we entered into a commitment letter related to a $75 million three-year revolving credit facility. The lender’s commitment is subject to several conditions, including completion of due diligence, absence of material adverse changes to our business or the capital markets in general, and legal documentation. Accordingly, we cannot assure that we will be able to close this facility.

We may not be able to continue to satisfy the restrictive covenants in our debt agreements.

      Our debt agreements impose a number of restrictive covenants. Failure to satisfy any one of these covenants could result in all or any of the following adverse results:

•	acceleration of indebtedness outstanding;

•	cross defaults and acceleration of indebtedness under other financing agreements;

•	our removal as servicer under our secured financing transactions and possibly other cross-defaulted facilities and loss of servicing fees and other consequences;

•	liquidation of the receivables in our secured financing transactions and loss of our expected future excess recoveries on receivables in the financed pools;

•	our inability to continue to make purchases of receivables needed to operate our business; or

•	our inability to secure alternative financing on favorable terms, if at all.

We use estimates in our accounting and our earnings will be reduced if actual results are less than estimated.

      We utilize the interest method to determine revenue recognized on substantially all of our receivables portfolios. Under this method, each pool of receivables is modeled upon its projected cash flows. A yield is then established which, when applied to the outstanding balance of the receivables, results in the recognition of revenue at a constant yield relative to the remaining balance in the receivables portfolio. The actual amount recovered by us on portfolios may substantially differ from our projections and may be lower than initially projected. If differences are material, then we may reduce our yield, which would negatively affect our earnings, or take a write off on all or a portion of our investment.

We will be required to change how we account for underperforming receivables portfolios, which will have an adverse effect on our earnings.

      The American Institute of Certified Public Accountants has issued a Statement of Position (“SOP”) 03-03, “Accounting for Loans and Certain Debt Securities Acquired in a Transfer,” that revises the accounting standard that governs underperforming receivables portfolios. This SOP is effective for us beginning in the first quarter of 2005. Under the standard, material increases in expected cash flows will continue to result in a prospective increase in the yield we recognize on a receivables portfolio. However, material decreases in expected cash flows would result in an impairment charge while the yield we recognize on the receivables portfolio would remain unchanged, which would have an adverse affect on our earnings.

The estimates we use to calculate our income tax may be challenged, resulting in our paying more income taxes.

      We utilize estimates in the calculation of our current federal and state income tax liabilities. In our industry, such estimates are subject to substantial interpretation. To the extent federal and state taxing authorities successfully challenge our estimates, we may be required to accelerate the recognition of our revenues or decelerate the recognition of certain of our expenses for income tax reporting purposes. As a result, we may be required to use our financial resources to pay income taxes in periods earlier than we currently expect, which will reduce the funds that would otherwise be available to invest in new receivables portfolios or for other corporate purposes.

Our earnings will be reduced by the payment of substantial amounts in income taxes as a result of our full utilization of our federal net operating loss carry-forward in 2003.

      Prior to fiscal year 2003, we did not pay Federal income taxes for several years as we utilized our net operating loss carry-forward to offset our Federal tax liability. As of December 31, 2002, we had an approximate $13.3 million Federal net operating loss carry-forward. In 2003, we fully utilized this carry-forward to partially offset our 2003 Federal tax obligation. As a result, we have begun to pay Federal income taxes at a 34% rate on taxable income requiring us to use a portion of our financial resources to pay Federal income taxes, which will reduce the funds we have available to invest in new receivables portfolios or for other corporate purposes.

We may not be successful at acquiring and collecting on portfolios consisting of new types of receivables.

      We may pursue the acquisition of portfolios consisting of assets with which we have little collection experience. We may not be successful in completing any of these acquisitions. Our lack of experience with new types of receivables may cause us to pay too much for these portfolios, which may also result in losses. Our limited experience in collection of these new types of receivables may result in losses.

Government regulation may limit our ability to recover and enforce the collection of receivables.

      Federal and state laws may limit our ability to recover and enforce receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit card issuers may preclude us from collecting on receivables we purchase where the card issuer failed to comply with applicable federal or state laws in generating or servicing the receivables that we have acquired.

      Laws relating to debt collections also directly apply to our business. Additional consumer protection or privacy laws and regulations may be enacted that impose additional restrictions on the collection of receivables. Such new laws may adversely affect our ability to collect on our receivables, which could adversely affect our earnings. Our failure or the failure of the originators of our receivables to comply with existing or new laws, rules or regulations could limit our ability to recover on receivables or cause us to pay damages to the original debtors, which could reduce our revenues and harm our business.

      Because our receivables are generally originated and serviced nationwide, we cannot assure you that the originating lenders have complied with applicable laws and regulations. While receivables acquisition contracts typically contain provisions indemnifying us for losses due to the originating institution’s failure to comply with applicable laws and other events, we cannot assure you that any indemnities received from originating institutions will be adequate to protect us from losses on the receivables or liabilities to customers.

We are subject to ongoing risks of litigation, including individual or class actions under securities, consumer credit, collections, employment and other laws.

      We operate in an extremely litigious climate and may be named as defendants in litigation, including individual or class actions under securities laws or employment laws as well as consumer credit, collections, and various other consumer-oriented laws.

      If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our common stock may decline. Stock price fluctuations may be exaggerated if the trading volume of our common stock continues to be low. In the past, securities class action litigation has often been filed against a company after a period of volatility in the market price of its stock.

      Defending a lawsuit, regardless of its merit, could be costly and could divert management’s attention from the operation of our business. The use of certain collection strategies could be restricted if class action plaintiffs were to prevail in their claims. In addition, insurance costs continue to increase significantly and policy deductibles have also increased. All of these factors could have an adverse effect on our consolidated financial condition and results of operations.

We may make acquisitions that prove unsuccessful or strain or divert our resources.

      From time to time, we consider acquisitions of other companies in our industry that could complement our business, including the acquisition of entities in diverse geographic regions and entities offering greater access to businesses and markets that we do not currently serve. We may not be able to successfully acquire other businesses or, if we do, we may not be able to successfully integrate these businesses with our own. Further, acquisitions may place additional constraints on our resources such as diverting the attention of our management from other business concerns. Through acquisitions, we may enter markets in which we have limited or no experience. Moreover, any acquisition may result in a potentially dilutive issuance of equity securities, incurrence of additional debt and amortization of identifiable intangible assets, all of which could reduce our profitability.

Recent legislative actions and proposed regulations will require corporate governance initiatives, which may be difficult and expensive to implement.

      To implement required corporate governance initiatives mandated by the Sarbanes-Oxley Act, the Securities and Exchange Commission and the recently adopted Nasdaq rules, we may be required to enhance our internal controls, hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which would cause our general and administrative expenses to substantially increase. We also expect that the premiums we pay for directors’ and officers’ insurance policies will increase in the future as a result of higher claim rates incurred by insurers on other insured companies in recent years. These increased costs will adversely affect our operating results.

We may not be able to manage our growth or effectively obtain the resources necessary to achieve additional growth.

      We have expanded significantly in recent years and we intend to maintain our growth strategy. However, expanding our operations places great demands on our management, employees, finances and other resources. To successfully manage our growth, we may need to expand and enhance our administrative infrastructure, further improve our management, financial and information systems and controls, and more effectively recruit, train, manage and retain our employees. We cannot assure you that our infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we are unable to effectively manage our growth, it may adversely affect our financial results.

      In addition, we believe that the extent of the training we provide to our collections employees makes them attractive targets to our competitors, who may try to solicit them to change jobs.

We may not be able to hire and retain enough sufficiently trained employees to support our operations, and/or we may experience high rates of personnel turnover.

      Our industry is very labor intensive. We generally compete for qualified personnel with companies in our business and in the collection agency, tele-services and telemarketing industries. We will not be able to service our receivables effectively, continue our growth and operate profitably if we cannot hire and retain qualified collection personnel. Further, high turnover rate among our employees increases our recruiting and training costs and may limit the number of experienced collection personnel available to service our receivables. Our newer employees tend to be less productive and generally produce the greatest rate of personnel turnover. If the turnover rate among our employees increases, we will have fewer experienced employees available to service our receivables, which will have a negative effect on our business.

We depend on our key personnel, the loss of any of whom would adversely affect our operations.

      Our performance is substantially dependent on the performance of our senior management and other key personnel. The loss of the services of one or more of our executive officers or key employees, or the inability to hire new management as needed, could disrupt our operations. Although we have employment agreements with two of our senior executives, there can be no assurances that these agreements will assure the continued services of these officers, nor can we assure you that the non-competition provisions of these agreements will be enforceable.

The failure of our technology and phone systems could have an adverse effect on our operations.

      Our success depends in large part on sophisticated telecommunications and computer systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty, operating malfunction, software virus, or service provider failure, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to properly bid on prospective acquisitions of receivables portfolios and to access, maintain and expand the databases we use for our collection activities. Any simultaneous failure of our information systems and their backup systems would interrupt our business operations.

      Our business depends heavily on service provided by various local and long distance telephone companies. A significant increase in telephone service costs or any significant interruption in telephone services could negatively affect our operating results or disrupt our operations.

We may not be able to successfully anticipate, invest in or adopt technological advances within our industry.

      Our business relies on computer and telecommunications technologies and our ability to integrate new technologies into our business is essential to our competitive position and our success. We may not be successful in anticipating, managing, or adopting technological changes on a timely basis. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles.

      While we believe that our existing information systems are sufficient to meet our current and foreseeable demands and continued expansion, our future growth may require additional investment in these systems. We depend on having the capital resources necessary to invest in new technologies to acquire and service receivables. We cannot assure you that adequate capital resources will be available to us.

We may not be able to adequately protect the intellectual property rights upon which we rely.

      We rely on proprietary software programs and valuation and collection processes and techniques and we believe that these assets provide us with a competitive advantage. We consider our proprietary software, processes and techniques to be trade secrets. We may not be able to adequately protect our technology and data resources.

Risks Related To This Offering and Our Capital Structure

Our directors, executive officers, and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

      After this offering, assuming that all of the shares covered by this prospectus are sold, our officers, directors, and principal stockholders holding more than five percent of our common stock together will control approximately 41% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to effectively control the management and affairs of our company and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control or a merger, consolidation, or other business combination at a premium price if these stockholders oppose it, and generally may not be in the best interest of our other stockholders.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

      If our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of outstanding options, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Your ownership interest in Encore will be diluted upon issuance of shares we have reserved for future issuance.

      On May 11, 2004, 22,049,746 shares of our common stock were outstanding, and 2,618,049 additional shares of our common stock were reserved for issuance as follows:

•	1,971,549 shares of our common stock issuable upon exercise of options with a weighted average exercise price of $4.68 per share as of May 11, 2004; and

•	up to 646,500 additional shares of our common stock reserved for future issuance under our equity participation plan.

      The issuance of these additional shares will reduce your percentage ownership in Encore.

We can issue preferred stock without your approval, which could adversely affect your rights.

      Our certificate of incorporation authorizes us to issue shares of “blank check” preferred stock, the designation, number, voting powers, preferences, and rights of which may be fixed or altered from time to time by our board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could adversely affect the voting power or other rights of the common stock holders or the market value of the common stock.

Anti-takeover provisions in our charter documents and state law may inhibit beneficial changes of control.

      Our certificate of incorporation and by-laws and Delaware law contain provisions which could make it more difficult for a third party to acquire us, even if such a change in control would be beneficial to our stockholders. For example:

•	our board of directors has the power to issue shares of preferred stock and set the related terms without stockholder approval;

•	we are restricted in our ability to enter into business combinations with “interested stockholders;”

•	our stockholders may hold a special meeting only if our board of directors calls the meeting or if a majority of the votes entitled to be cast at a special meeting make a written demand for the meeting; and

•	we require advanced notice for nominating candidates and for stockholder proposals.

FORWARD-LOOKING STATEMENTS

      This prospectus and each prospectus supplement include and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated into this prospectus or any prospectus supplement regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions are intended to identify forward-looking statements.

      Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included in this prospectus and will include in each prospectus supplement important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. See “Risk Factors.” We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events, or for any other reason.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of shares of our common stock hereunder by the selling stockholders. We will receive payments for option exercises by certain selling stockholders, estimated at approximately $0.5 million, assuming that each such selling stockholder exercises all options held by them with respect to shares covered by this prospectus.

SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of common stock by the selling stockholders. Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. The table below includes the number of shares underlying options which are exercisable within 60 days from May 11, 2004. Calculations of beneficial ownership are based on 22,049,746 shares of our common stock outstanding on May 11, 2004.

      Selling stockholders, including their transferees, pledges or donees or their respective successors, may from time to time offer and sell under this prospectus any or all of the common stock covered by this prospectus. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledges or donees or their respective successors.

      The selling stockholders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their common stock since the date as of which the information in the table is presented. Information about the selling stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, as required by law.

      The number of shares of common stock that may be actually sold by each selling stockholder will be determined by such selling stockholder. Because each selling stockholder may sell all, some or none of the shares of common stock which each holds, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of this offering. The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the assumption that each selling stockholder will sell all of the shares of common stock owned by that selling stockholder and covered by this prospectus.

	Number of Shares		Number of Shares
	of Common Stock	Number of Shares	of Common Stock	Percent	Percent
	Beneficially	of Common Stock	Beneficially	Beneficially	Beneficially
Name of	Owned Before	Included in This	Owned After This	Owned Before	Owned After
Beneficial Owner	This Offering(1)	Offering	Offering(1)	This Offering	This Offering

Consolidated Press International Holdings
Limited(2)	4,920,705	900,000	4,020,705	22.3%	18.2%
54-58 Park Street, Sydney NSW 2000, Australia
Nelson Peltz(3)	4,082,163	1,200,000	2,882,163	18.5%	13.1%
c/o Triarc Companies, Inc. 280 Park Avenue New York, NY 10017
Peter W. May(4)	2,977,453	1,000,000	1,977,453	13.5%	9.0%
c/o Triarc Companies, Inc. 280 Park Avenue New York, NY 10017
Triarc Companies, Inc.(5)	2,002,865	600,000	1,402,865	9.1%	6.4%
280 Park Avenue New York, NY 10017
DWG Acquisition Group, L.P.(6)	2,002,865	600,000	1,402,865	9.1%	6.4%
c/o Triarc Companies, Inc. 280 Park Avenue New York, NY 10017

	Number of Shares		Number of Shares
	of Common Stock	Number of Shares	of Common Stock	Percent	Percent
	Beneficially	of Common Stock	Beneficially	Beneficially	Beneficially
Name of	Owned Before	Included in This	Owned After This	Owned Before	Owned After
Beneficial Owner	This Offering(1)	Offering	Offering(1)	This Offering	This Offering

Madison West Associates Corp.(7)	1,901,590	600,000	1,301,590	8.6%	5.9%
c/o Triarc Companies, Inc. 280 Park Avenue New York, NY 10017
Neale M. Albert(8)	1,540,898	400,000	1,140,898	7.0%	5.2%
c/o Paul, Weiss, Rifkind, Wharton & Garrison 1285 Avenue of the Americas New York, NY 10019
Robert M. Whyte(9)	1,100,897	200,000	900,897	5.0%	4.1%
c/o Audant Investments Pty Limited Level 4 Quay West 111 Harrington Street Sydney NSW 2000, Australia
Eric D. Kogan(10)	218,411	150,000	68,411	1.0%	*
c/o Clarion Capital Partners, LLC 110 East 59th Street New York, NY 10022
Edward P. Garden(11)	57,385	57,385	—	*	—
c/o Triarc Companies, Inc. 280 Park Avenue New York, NY 10017
Brian L. Schorr	27,189	27,189	—	*	—
Amy B. Schorr(12)
c/o Triarc
Companies, Inc. 280 Park Avenue New York, NY 10017
Carl C. Gregory, III(13)	225,478	61,433	164,045	1.0%	*
c/o Encore Capital Group, Inc. 5775 Roscoe Court San Diego, CA 92123
Barry R. Barkley(14)	125,496	23,000	102,496	*	*
c/o Encore Capital Group, Inc. 5775 Roscoe Court San Diego, CA 92123
J. Brandon Black(15)	105,915	35,000	70,915	*	*
c/o Encore Capital Group, Inc. 5775 Roscoe Court San Diego, CA 92123

*	indicates ownership of less than 1%.

(1)	The numbers and percentages shown include the shares of common stock actually beneficially owned as of May 11, 2004, and the shares of common stock that the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of May 11, 2004, upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(2)	According to Amendment No. 8 to Schedule 13D filed on October 22, 2003 by Consolidated Press International Holdings Limited (“CPIHL”) and C. P. International Investments Limited (“CPII”) to further supplement and amend the Schedule 13D originally filed by CPIHL and CPII on February 22, 2000, as supplemented and amended by Amendment No. 1 dated March 22, 2001, by Amendment No. 2 dated August 28, 2001, by Amendment No. 3 dated February 27, 2002, by Amendment No. 4 dated April 18, 2002, by Amendment No. 5 dated August 26, 2003, by Amendment No. 6 dated August 29, 2003, and by Amendment No. 7 to Schedule 13D filed on September 29, 2003, each of CPII and CPIHL may be deemed the beneficial owners of these shares. The shares reported include 4,920,705 shares directly owned by CPII. CPII has sole voting and dispositive power with respect to these shares. Of the shares included in this offering, 900,000 are being offered by CPII.

(3)	According to Amendment No. 5 to Schedule 13D filed on October 23, 2003 by Madison West Associates Corp. (“Madison West”), Triarc Companies, Inc. (“Triarc”), Nelson Peltz, Peter W. May, Neale M. Albert and DWG Acquisition Group, L.P. (“DWG”) to further supplement and amend the Schedule 13D originally filed by such reporting persons on March 4, 2002, as supplemented and amended by Amendment No. 1 dated November 1, 2002, by Amendment No. 2 dated September 8, 2003, by Amendment No. 3 dated September 30, 2003 and by Amendment No. 4 to Schedule 13D filed on October 9, 2003 (as so supplemented and amended, the “Madison West 13D”), Mr. Peltz is a co-trustee of the Nelson Peltz Children’s Trust (the “NP Trust”) and a general partner of the Peltz Family Limited Partnership (the “Peltz LP”) and in such capacity shares voting and dispositive power over the 581,310 shares of common stock directly owned by the NP Trust and the 1,497,988 shares directly owned by the Peltz LP. As the indirect beneficial owner of approximately 38.5% of the outstanding voting common stock of Triarc, Mr. Peltz shares voting and dispositive power with Triarc, Mr. May and DWG over the 2,002,865 shares of common stock beneficially owned by Triarc (see note (5) below). As a result, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (“Rule 13d-3”), Mr. Peltz may be deemed the indirect beneficial owner of (i) the 581,310 shares of common stock directly owned by the NP Trust, (ii) the 1,497,988 shares of common stock directly owned by the Peltz LP; and (iii) the 2,002,865 shares of common stock beneficially owned by Triarc, which would, in the aggregate, constitute approximately 18.5% of the outstanding shares of our common stock. Mr. Peltz disclaims beneficial ownership of such shares. Of the shares included in this offering, 600,000 shares are being offered by the Peltz LP, and 600,000 shares are being offered by Madison West. Mr. Peltz is Chairman, Chief Executive Officer, and a director of Triarc. Mr. Peltz has served as a director of Encore since January 2003 and previously served as a director of Encore from February 1998 until October 2001.

(4)	According to the Madison West 13D, Mr. May is a co-trustee of each of the Jonathan P. May 1998 Trust (the “JM Trust”) and the Leslie A. May 1998 Trust (the “LM Trust”), and in such capacity Mr. May shares voting and dispositive power with Neale M. Albert over the 479,794 shares of common stock directly owned by the JM Trust and the 479,794 shares of common stock directly owned by the LM Trust (see note (8) below). Mr. May also beneficially owns 15,000 shares of common stock that he acquired through a brokerage transaction and has sole voting and dispositive power over such shares. As the beneficial owner of approximately 34.9% of the outstanding voting common stock of Triarc, Mr. May shares with Triarc, Mr. Peltz and DWG voting and dispositive power over the 2,002,865 shares of common stock beneficially owned by Triarc (see note (5) below). As a result, pursuant to Rule 13d-3, Mr. May may be deemed the beneficial owner of (i) the 479,794 shares of common stock directly owned by the JM Trust, (ii) the 479,794 shares of common stock directly owned by the LM Trust, (iii) the 2,002,865 shares of common stock beneficially owned by Triarc, and (iv) the 15,000 shares of common stock owned directly by Mr. May, which, in the aggregate, constitute approximately 13.5% of the outstanding shares of our common stock. Mr. May disclaims beneficial ownership of all such shares other than the 15,000 shares of common stock that he owns directly. Of the shares included in this offering, 200,000 shares are being offered by the JM Trust, 200,000 shares are being offered by the LM Trust and 600,000 shares are being offered by Madison West. Mr. May is President, Chief Operating Officer, and a director of Triarc. Mr. May has served as a director of Encore since February 1998.

(5)	According to the Madison West 13D, Triarc may be deemed the beneficial owner of 2,002,865 shares of common stock, including (i) 1,901,590 shares of common stock directly owned by Madison West; and (ii) 101,275 shares of common stock directly owned by Triarc. The aggregate holdings of Triarc constitute approximately 9.1% of the outstanding shares of our common stock. Triarc shares with Madison West, Mr. Peltz, Mr. May and DWG voting and dispositive power over the 1,901,590 shares of common stock beneficially owned by Madison West and shares with Mr. Peltz, Mr. May and DWG voting and dispositive power over the 101,275 shares of common stock directly owned by Triarc. Of the shares included in this offering, 600,000 shares are being offered by Madison West.

(6)	According to the Madison West 13D, DWG is the direct beneficial owner of approximately 27.2% of the outstanding voting common stock of Triarc, and in such capacity shares with Mr. Peltz and Mr. May voting and dispositive power over the 2,002,865 shares of common stock beneficially owned by Triarc (see note (5) above). As a result, pursuant to Rule 13d-3, DWG may be deemed the indirect beneficial owner of 2,002,865 shares of common stock, which would constitute approximately 9.1% of the outstanding shares of our common stock. DWG disclaims beneficial ownership of such shares. Of the shares included in this offering, 600,000 shares are being offered by Madison West.

(7)	According to the Madison West 13D, Madison West may be deemed the beneficial owner of 1,901,590 shares of common stock, which constitute approximately 8.6% of the outstanding shares of our common stock. Madison West shares with Triarc, Mr. Peltz, Mr. May and DWG voting and dispositive power over the 1,901,590 shares of common stock beneficially owned by Madison West. Of the shares included in this offering, 600,000 shares are being offered by Madison West.

(8)	According to the Madison West 13D, Mr. Albert is a co-trustee of each of the NP Trust, the JM Trust and the LM Trust (see note (4) above), and in such capacity Mr. Albert shares with Mr. Peltz voting and dispositive power over the 581,310 shares of common stock directly owned by the NP Trust, and shares with Mr. May voting and dispositive power over the 479,794 shares of common stock directly owned by the JM Trust and the 479,794 shares of common stock directly owned by the LM Trust. As a result, pursuant to Rule 13d-3, Mr. Albert may be deemed the beneficial owner of 1,540,898 shares, which constitute approximately 7.0% of the outstanding shares of our common stock. Mr. Albert disclaims beneficial ownership of such shares. Of the shares included in this offering, 200,000 shares are being offered by the JM Trust and 200,000 shares are being offered by the LM Trust.

(9)	According to Amendment No. 3 to Schedule 13D filed on September 29, 2003 by Robert Michael Whyte to further supplement and amend the Schedule 13D originally filed on March 4, 2002 by Mr. Whyte, as supplemented and amended by Amendment No. 1 dated April 18, 2002 and by Amendment No. 2 dated August 29, 2003 and updated to reflect a sale reported on Form 4 filed by Mr. Whyte on October 21, 2003, Mr. Whyte is the beneficial owner of 1,100,897 shares of common stock, or approximately 5.0% of the outstanding shares of our common stock. Of the shares included in this offering, 200,000 shares are being offered by Mr. Whyte. Mr. Whyte has served as a director of Encore since February 1998.

(10)	Consists of 210,077 shares held directly and 8,334 shares issuable upon exercise of vested stock options. Mr. Kogan has served as Chairman of the Board of Directors of Encore since February 1998. From April 1993 until April 2002, Mr. Kogan was an officer of Triarc.

(11)	Mr. Garden is an Executive Vice President of Triarc and is the son-in-law of Mr. Peltz.

(12)	Amy B. Schorr is the spouse of Brian L. Schorr. Includes 23,810 shares directly owned by Mrs. Schorr and 3,379 shares directly owned by Mr. Schorr. Mrs. Schorr disclaims beneficial ownership of the 3,379 shares of common stock owned directly by Mr. Schorr and Mr. Schorr disclaims beneficial ownership of the 23,810 shares of common stock directly owned by Mrs. Schorr. Mr. Schorr is Executive Vice President, General Counsel and Assistant Secretary of Triarc.

(13)	Consists of 117,044 shares held by Mr. Gregory as trustee of a trust for his benefit, 100 shares held by a daughter who shares Mr. Gregory’s household, and 108,334 shares issuable upon vested stock options. Mr. Gregory has served as a director and as President and Chief Executive Officer of Encore since May 2000.

(14)	Consists of 42,162 shares held by Mr. Barkley as trustee of a trust for his benefit and 83,334 shares issuable upon vested stock options. Mr. Barkley joined Encore in May 2000 and serves as Executive Vice President and Chief Financial Officer.

(15)	Consists of 37,581 shares held directly and 68,334 shares issuable upon exercise of vested stock options. Mr. Black joined Encore in May 2000 and serves as Executive Vice President and Chief Operating Officer.

RELATED PARTY TRANSACTIONS

Guarantees of Line of Credit

      Until October 14, 2003, we maintained a facility with Bank of America, NA, formerly NationsBank, NA, for a revolving line of credit of up to $5.0 million. Among others, some of the selling stockholders and their affiliates had guaranteed this facility, including Messrs. Garden, May, Peltz, Schorr and Kogan, Triarc and Consolidated Press Holdings Limited. In connection with such guarantee, an aggregate fee of $75,000 per quarter was paid to the guarantors during the second and third quarters of 2003. The line of credit was terminated on October 14, 2003.

Guarantees of Senior Notes

      On January 12, 2000, we issued $10 million in principal amount of 12% Series No. 1 Senior Notes to an institutional investor. The Senior Notes were our unsecured obligations but were guaranteed by Triarc, one of the selling stockholders. As of May 11, 2004, Triarc beneficially owned approximately 9.1% of the outstanding shares of our common stock. In connection with the issuance of the Senior Notes, we issued warrants to Triarc to acquire up to 100,000 shares of our common stock of at an exercise price of $0.01 per share. The warrants contained anti-dilution provisions. In addition, we paid a fee to Triarc in the amount of $0.2 million in consideration of Triarc’s guarantee of this indebtedness. We engaged an independent valuation firm to determine the allocation of the $10 million principal amount between the Senior Notes and the warrants. Based upon the valuation, the warrants were valued at approximately $3.05 per share. This valuation of $3.05 per share results in the warrants being included as a component of stockholders’ equity in the amount of $1.6 million with the same amount recorded as a debt discount to the $10 million note payable. The Senior Notes bore interest at 8% per annum until January 15, 2007, when the entire unpaid amount is due. The Senior Notes required semi-annual interest payments on January 15 and July 15. Since February 2002, we made the interest payments in cash. On October 1, 2003, the Senior Notes were repaid in full, at par, in accordance with their terms, with the proceeds of a secondary public offering of our common stock.

Preferred Stock

      On February 22, 2002, certain existing stockholders and their affiliates made an additional $5.0 million investment in us, including, among others, Messrs. Kogan, Schorr, and Whyte, entities affiliated with Messrs. Peltz and May, and entities affiliated with Triarc Companies, Inc. and Consolidated Press International Holdings Limited. Immediately prior to such investment, all of the investors participating in the transaction on a collective basis beneficially owned in excess of 50% of our common stock. In a related transaction, our Senior Notes lender forgave $5.3 million of outstanding debt. The terms of the investment were negotiated by a committee of the board of directors composed of an independent director, with the assistance of independent advisors.

      These investors purchased 1,000,000 shares of our Series A Convertible Preferred Stock at a price of $5.00 per share. Each share of Series A Convertible Preferred Stock is convertible at the option of the holder at any time into ten shares of common stock at a conversion price of $0.50 per share of common stock, subject to customary anti-dilution adjustments. The last reported sale price of our common stock prior to such investment was $0.35 per share. The Series A Convertible Preferred Stock had a cumulative dividend, payable semi-annually. Until February 15, 2004, dividends were payable in cash and/or additional Series A Convertible Preferred Stock, at our option, at the rate of 10.0% per annum. Thereafter, dividends would have been payable only in cash, at a rate of 10.0% per annum. Since issuance, all dividends with respect to our Series A Convertible Preferred Stock have been paid in cash. The dividend rate would have increased to 15.0% per annum in the event of a qualified public offering, a change of control (each as defined) or the sale of all or substantially all of our assets. In the event dividends were not declared or paid, the dividends would have accumulated on a compounded basis. The Series A Convertible Preferred Stock had a liquidation preference equal to the sum of the stated value of the Series A Convertible Preferred Stock ($5.0 million in the aggregate) plus all accrued and unpaid dividends thereon and also a participation payment equal to shares of common stock at the conversion price and/or such other consideration that would be payable to holders of the Series A Convertible Preferred Stock if their shares had been converted into shares of our common stock immediately prior to such liquidation or sale event.

      Pursuant to an agreement between us and the holders of the Series A Preferred Stock, all of the preferred shares were converted into 10,000,000 shares of our common stock simultaneously with the closing of the public offering of our common stock on October 1, 2003. The holders of the Series A Preferred Stock were paid accrued dividends to the conversion date in accordance with the terms of the Series A Preferred Stock, but did not pay or receive any other consideration in connection with the conversion.

Temporary Line of Credit

      Effective October 31, 2000, we executed an agreement with a limited liability company for a $2.0 million stand-by working capital line of credit secured by substantially all of our assets and those of our subsidiaries. The members of the limited liability company included, among others, Messrs. Garden, Kogan, Schorr and Whyte, entities affiliated with Messrs. Peltz and May, and entities and individuals affiliated with Triarc Companies, Inc. and Consolidated Press International Holdings Limited. In connection with this agreement, the lenders received warrants to acquire 250,000 shares of our common stock at $0.01 per share. As of December 31, 2001, when our stand-by line expired, no indebtedness existed. The fair value of the warrants, $0.1 million, was accounted for by recording deferred loan costs with an offset to additional paid-in capital as a component of stockholders’ equity. All 250,000 warrants were exercised on April 16, 2002.

Public Offerings

      In October 2003 we completed an underwritten public offering in which we sold 3,000,000 shares of our common stock and certain selling stockholders sold 2,750,000 shares of common stock (including the underwriters’ over-allotment option). Pursuant to registration rights granted to such parties, we bore certain customary costs related to the offering on behalf of the selling stockholders. Among the selling stockholders were Messrs. Barkley, Black, Garden, Gregory, Kogan, Schorr and Whyte, entities affiliated with Messrs. May and Peltz, C. P. International Investments Limited, Madison West Associates Corp., an affiliate of Triarc and of Messrs. May and Peltz, certain current and former officers and employees of Triarc; and Peter Nigel Stewart Frazer, the father-in-law of Robert M. Whyte. Total offering expenses paid on behalf of Encore and the selling stockholders were approximately $0.9 million.

      The shares included in this offering are being sold by selling stockholders. Pursuant to registration rights granted to such parties, we are bearing certain customary costs related to the offering on behalf of the selling stockholders, estimated to be approximately $0.4 million.

DESCRIPTION OF COMMON STOCK

      The following summary does not purport to be complete. You should read the applicable provisions of the Delaware General Corporation Law, our certificate of incorporation and by-laws.

      We are authorized to issue up to 50,000,000 shares of common stock, par value $0.01 per share. At May 11, 2004, we had 22,049,746 shares of our common stock outstanding. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Stockholders have no right to cumulate their votes in the election of directors. Our certificate of incorporation gives holders of common stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to the shares. Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. The issued and outstanding shares of common stock are fully paid and nonassessable.

PLAN OF DISTRIBUTION

      The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders and their successors, including their transferees, pledges or donees or their respective successors. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be made on one or more exchanges, on the Nasdaq National Market, or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	to or through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents;

•	block trade(s) in which a broker-dealer attempts to sell the shares as agent but may resell a portion of the block as principal to facilitate the transaction;

•	purchase(s) by a broker-dealer as principal and resale(s) by the broker-dealer for its account under this prospectus;

•	a distribution in accordance with the rules of any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale (including The Nasdaq National Market System);

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions between the selling stockholders and purchasers, without a broker dealer;

•	“at the market” to or through market makers or into an existing market for the shares; or

•	through a combination of any of such methods of sale.

      If agents or underwriters are used in the sale, the applicable prospectus supplement with respect to the offered shares of common stock will describe the terms of the offering, including:

•	the name or names of any agents or underwriters;

•	the purchase price of such shares and any proceeds to us from the exercise of options with respect to shares included in such sale;

•	any underwriting discounts and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such shares may be listed.

      Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the shares of common stock offered thereby. If underwriters are used in the sale, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, either:

•	at a fixed public offering price or prices;

•	at market prices prevailing at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

      The obligations of the underwriters to purchase the shares of common stock will be subject to various conditions precedent, and the underwriters will be obligated to purchase all of the shares offered by the applicable prospectus supplement if any of such shares are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      The selling stockholders may also sell shares of common stock directly or through agents designated from time to time. Any agent involved in the offering and sale of the offered shares of common stock will be named in the applicable prospectus supplement. Any commissions payable by the selling stockholders to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

      If so indicated in a prospectus supplement, the selling stockholders will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase shares of common stock providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the number of shares that may be purchased by any such institutional investor or on the number of shares that may be sold pursuant to such arrangements.

      Institutional investors to which such offers may be made, when authorized, include, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions we may approve. The obligations of any such purchasers under this delayed delivery and payment arrangement will only be subject to the following two conditions:

•	at the time of delivery the purchase of the shares of common stock by an institution will not be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

•	if the shares of common stock are being sold to underwriters, the selling stockholders will have sold to such underwriters the total number of shares less the number of shares covered by such arrangements.

      Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of the selling stockholders or such institutional investors.

      Shares of our common stock may be offered or sold in connection with the settlement of forward purchase contracts the selling stockholders enter into from time to time with a financial institution. The financial institution may be deemed to be an underwriter or may be deemed to be a selling stockholder. If any such sales are conducted, whether the third party is deemed to be an underwriter or a selling stockholder, the prospectus supplement related to such sales will set forth, as required, the following information:

•	the identity of the underwriter or selling stockholder;

•	the number of shares being sold;

•	the aggregate number of shares held by the financial institution before and after the proposed sale; and

•	any material arrangements between us or the selling stockholder and the financial institution within the past three years.

      The selling stockholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      We will keep the registration statement, of which this prospectus is a part, effective until the earlier of (i) six months following the effective date of the registration statement of which this prospectus is a part, or (ii) such time as all of the shares of common stock registered pursuant to the registration statement, of which this prospectus is a part, have been sold hereunder or pursuant to Rule 144 under the Securities Act. No sales may be made pursuant to this prospectus after such period unless we amend the registration statement, of which this prospectus is a part, or supplement this prospectus, as required by law, to indicate that we have agreed to extend such period of effectiveness.

      We have agreed, among other things, to bear all fees and expenses, other than selling expenses, discounts, concessions and commissions, in connection with the registration and sale of the shares of common stock under this prospectus.

      In connection with an offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by underwriters of a greater number of shares than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares of common stock sold by or for the account of the underwriter in stabilizing or short-covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares of common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

      Agents and underwriters may be entitled under agreements entered into with the selling stockholders to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with, or perform services for, the selling stockholders in the ordinary course of business.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon by Snell & Wilmer, L.L.P., Phoenix, Arizona.

EXPERTS

      The consolidated financial statements appearing in the Annual Report on Form 10-K for the year ended December 31, 2003 incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated by reference in this Prospectus and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be a part of this prospectus.

      Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus the following documents:

      1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

      2. Our Quarterly Report on Form 10-Q for the three months ended March 31, 2004;

      3. Our Proxy Statement filed with the SEC on April 1, 2004;

      4. Our Current Report on Form 8-K filed with the SEC on May 5, 2004;

      5. The description of our common stock contained in our Registration Statement on Form S-1, filed on September 2, 2003 (File No. 333-108423); and

      6. All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before effectiveness of this registration statement, and after the date of this prospectus and until the selling stockholders have sold all of the common stock covered by this prospectus or the date that this registration statement is withdrawn; provided, however, that we are not incorporating any information furnished under either Item 9 or Item 12 (or Item 2.02 or Section 7) of any current report on Form 8-K.

      You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at the following address or telephone number:

Encore Capital Group, Inc.

5775 Roscoe Court
San Diego, California 92123
Attn: Investor Relations
(877) 445-4581 ext. 5184

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the expenses to be borne by us in connection with the offering being registered hereby:

Securities and Exchange Commission filing fee	$6,239.45
Nasdaq National Market fee	n/a
Printing expenses*	50,000.00
Legal fees and expenses*	225,000.00
Accounting fees and expenses*	100,000.00
Miscellaneous*	18,760.55

Total	$400,000.00

*	Estimated

Item 15.	Indemnification of Directors and Officers

      Our Certificate of Incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, our Certificate of Incorporation provides that we will, to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”) against expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, we shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by our board of directors.

      The right to indemnification set forth above includes the right for us to pay the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to us of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee’s heirs, executors and administrators.

      The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      See Item 17 for information regarding our undertaking to submit to adjudication the issue of indemnification for violation of the securities laws.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit
Number	Description

3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on June 14, 1999)
3.2	Certificate of Amendment to the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 4, 2002)
3.3	By-laws, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 13, 2003)
5.1	Opinion of Snell & Wilmer L.L.P.
23.1	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1)
23.2	Consent of Independent Auditors, BDO Seidman, LLP
24	Powers of Attorney (included on signature page)

Item 17.	Undertakings

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering;

      (4) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

      (5) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Under the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 14th day of May 2004.

ENCORE CAPITAL GROUP, INC.

By:	/s/ CARL C. GREGORY, III

Name: Carl C. Gregory, III
Title: President and Chief Executive Officer

      The registrant and each person whose signature appears below constitutes and appoints Carl C. Gregory, III, Barry R. Barkley, and Robin R. Pruitt and any agent for service named in this registration statement and each of them, his, her, or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her, or it and in his, her, or its name, place and stead, in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed under Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Under the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ CARL C. GREGORY, III Carl C. Gregory, III	President, Chief Executive Officer (Principal Executive Officer) and Director	May 14, 2004

/s/ BARRY R. BARKLEY Barry R. Barkley	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	May 14, 2004

/s/ ERIC D. KOGAN Eric D. Kogan	Chairman of the Board of Directors	May 14, 2004

/s/ RAYMOND FLEMING Raymond Fleming	Director	May 14, 2004

/s/ NEVILLE J. KATZ Neville J. Katz	Director	May 14, 2004

/s/ ALEXANDER LEMOND Alexander Lemond	Director	May 14, 2004

Name and Signature	Title	Date

/s/ RICHARD A. MANDELL Richard A. Mandell	Director	May 14, 2004

/s/ PETER W. MAY Peter W. May	Director	May 14, 2004

/s/ NELSON PELTZ Nelson Peltz	Director	May 14, 2004

/s/ ROBERT M. WHYTE Robert M. Whyte	Director	May 14, 2004

EXHIBIT INDEX

Exhibit
Number	Description

3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on June 14, 1999)
3.2	Certificate of Amendment to the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 4, 2002)
3.3	By-laws, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 13, 2003)
5.1	Opinion of Snell & Wilmer L.L.P.
23.1	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1)
23.2	Consent of Independent Auditors, BDO Seidman, LLP
24	Powers of Attorney (included on signature page)